

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

September 11, 2007

Jacqueline Flynn
Chief Financial Officer
GreenShift Corporation
One Penn Plaza, Suite 1612
New York, New York 10119

>   **Re: GreenShift Corporation**
>   **Form 10-KSB for Fiscal Year Ended December 31, 2006**
>   **File No. 0-28887**

Dear Ms. Flynn:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that your disclosures predominately represent activity that is administered through your publicly traded operating companies. We also note that certain of these companies have recently filed '33 Act registration statements that are currently under review. Please ensure that amended disclosures reflected in your operating company registration statements, 10-KSB and 10-QSB filings are also reflected in your future filings.

FORM 10-KSB FOR FISCAL YEAR ENDED DECEMBER 31, 2006

Note 7 – Goodwill and Intangible Assets

2.   We note the $1.7 million impairment of goodwill and intangible assets recorded in the statement of operations during 2006. Please include in future filings the disclosures required by paragraphs 46 and 47 of SFAS 142 including a description of the impaired intangible asset and the facts and circumstances leading to the impairment.

Note 17 – Segment Information

3.   In future filings please disclose all information required by SFAS 131 paragraphs 25 through 31. We note your current reorganization efforts and believe your segment disclosures may change in the future. Additionally, your management discussion and analysis should also be revised to provide an analysis of your segment results.

Item 8A. – Controls and Procedures

4.   We note that your officers concluded that your controls and procedures were "adequate and effective in alerting [them] in a timely manner to material information relating to the Company required to be included in the Company's periodic SEC filings." Please confirm and revise in future filings to clarify, if true, that your officers concluded the disclosure controls and procedures are effective (1) to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms, and (2) to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Alternatively, in future filings you may simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be, without defining them. See Item 307 of Regulation S-B.

FORM 10-QSB FOR THE PERIOD ENDED JUNE 30, 2007

Statements of Cash Flows, page 7

5.   In future filings, include a reconciliation of net income (loss) to net cash provided by (used in) operating activities in accordance with paragraphs 27 – 30 of SFAS 95.

FORM 8-K FILED AUGUST 8, 2007

6.   We note that you intend to file restated financial statements. Please tell us when you intend to file the restated financial statements. We may have further comment after you file the restated financial statements.

7.   We remind you that when you file your restated Forms 10-KSB and 10-QSB you should appropriately address the following:

- an explanatory paragraph in the reissued audit opinion,
- full compliance with FAS 154, paragraphs 25 and 26,
- fully update all affected portions of the document, including MD&A
- updated Item 8A. and Item 3 disclosures should include the following:
  - a discussion of the restatement and the facts and circumstances surrounding it,
  - how the restatement impacted the CEO and CFO's original conclusions regarding the effectiveness of their disclosure controls and procedures,
  - changes to internal controls over financial reporting, and
  - anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.
    Refer to Items 307 and 308(c) of Regulation S-B.
- include all updated certifications.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

Jacqueline Flynn
GreenShift Corporation
September 11, 2007
Page 4

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bret Johnson at (202) 551-3753 or me at (202) 551-3768 if you have questions regarding our comments.

Sincerely,

John Cash
Accounting Branch Chief